UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Q&K INTERNATIONAL GROUP LIMITED

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

David McKee Hand

38 Beach Road

#32-12 South Beach Tower

Singapore 186797

Telephone: +65 6511 3088

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No: G7308L 100

1.	Names of reporting persons Crescent Capital Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 624,360,584(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 624,360,584(1)
11.	Aggregate amount beneficially owned by each reporting person 624,360,584(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.0%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. Beneficial ownership information is presented as of February 9, 2022.

2.

This percentage is calculated using 1,784,480,491 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons CRESCENT GP LTD.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 624,360,584(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 624,360,584(1)
11.	Aggregate amount beneficially owned by each reporting person 624,360,584(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.0%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. Beneficial ownership information is presented as of February 9, 2022.

2.

This percentage is calculated using 1,784,480,491 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons David McKee Hand
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 624,360,584(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 624,360,584(1)
11.	Aggregate amount beneficially owned by each reporting person 624,360,584(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.0%(2)
14.	Type of reporting person (see instructions) IN

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. Beneficial ownership information is presented as of February 9, 2022.

2.

This percentage is calculated using 1,784,480,491 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons Crescent Green Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 314,539,304(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 314,539,304(1)
11.	Aggregate amount beneficially owned by each reporting person 314,539,304(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.3%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. Beneficial ownership information is presented as of February 9, 2022.

2.

This percentage is calculated using 1,474,659,211 Class A Ordinary Shares as the denominator, which is equal to 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records.

CUSIP No: G7308L 100

1.	Names of reporting persons CP QK Singapore Pte Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 314,539,304(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 314,539,304(1)
11.	Aggregate amount beneficially owned by each reporting person 314,539,304(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.3%(2)
14.	Type of reporting person (see instructions) CO

1.	Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. Beneficial ownership information is presented as of February 9, 2022.
2.

This percentage is calculated using 1,474,659,211 Class A Ordinary Shares as the denominator, which is equal to 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records.

CUSIP No: G7308L 100

1.	Names of reporting persons Key Space (S) Pte Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 309,821,280(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 309,821,280(1)
11.	Aggregate amount beneficially owned by each reporting person 309,821,280(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.4%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (ii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. Beneficial ownership information is presented as of February 9, 2022.

2.

This percentage is calculated using 1,784,480,491 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission on February 16, 2021 (the “Original Schedule 13D”), relating to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”) filed jointly by (i) Crescent Capital Investments Ltd., (ii) CRESCENT GP LTD., (iii) David McKee Hand, (iv) Crescent Green Investments Ltd., (v) CP QK Singapore Pte Ltd., (vi) Innovative Housing Solutions Pte. Ltd and (vii) Key Space (S) Pte Ltd. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

No modification.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Crescent Capital Investments Ltd., (ii) CRESCENT GP LTD., (iii) David McKee Hand, (iv) Crescent Green Investments Ltd., (v) CP QK Singapore Pte Ltd., and (vi) Key Space (S) Pte Ltd. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Crescent Capital Investments Ltd., CRESCENT GP LTD., Crescent Green Investments Ltd., CP QK Singapore Pte Ltd. and Key Space (S) Pte Ltd are set forth in Schedule A hereto and are incorporated herein by reference. None of the Reporting Persons has any executive officers.

(b) Residence or Business Address:

I:	For Crescent Capital Investments Ltd.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

II:	For CRESCENT GP LTD.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

III:	For David McKee Hand:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

IV:	For Crescent Green Investments Ltd.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

V:	For CP QK Singapore Pte Ltd.:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

VI:	For Key Space (S) Pte Ltd:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

(c) The principal business of Crescent Capital Investments Ltd., CRESCENT GP LTD., Crescent Green Investments Ltd., CP QK Singapore Pte Ltd. and Key Space (S) Pte Ltd is managing private investments and also provides investment related services. David McKee Hand is the Co-Founder & Managing Partner at Crescent Point. The principal business of Crescent Point is managing private investments. The address of Crescent Point is 38 Beach Road, #32-12 South Beach Tower, Singapore 186797.

(d) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or the place of organization:

I:	For Crescent Capital Investments Ltd.: Cayman Islands

II:	For CRESCENT GP LTD.: Cayman Islands

III:	For David McKee Hand: United States of America

IV:	For Crescent Green Investments Ltd.: Cayman Islands

V:	For CP QK Singapore Pte Ltd.: Singapore

VI:	For Key Space (S) Pte Ltd: Singapore

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

Pursuant to the Purchase Agreement, from February 25, 2021 to January 27, 2022, Key Space (S) Pte Ltd subscribed to additional series 1 and series 2 Notes in the aggregate principal amount of US$8.8 million at par and Warrants to purchase 246,270 ADSs in aggregate, for investment purposes.

The source of funds used for these transactions were the working capital of Key Space (S) Pte Ltd. The details of each transaction are shown in the table below, excluding any accrued interest.

Date of Issuance	February 25, 2021	April 7, 2021	May 18, 2021	June 21, 2021	July 13, 2021	July 30, 2021	September 8, 2021	September 30, 2021	October 19, 2021	November 1, 2021	November 29, 2021	December 10, 2021	January 6, 2022	January 27, 2022	Total

Notes
Principal Amount of Notes (Series 1) Issued (US$)	608,879	392,059	167,813	166,625	445,521	103,955	65,343	52,869	57,918	69,353	57,621	56,433	92,074	282,164	2,618,627
Principal Amount of Notes (Series 2) Issued (US$)	1,441,121	927,941	397,187	394,375	1,054,479	246,045	154,657	125,131	137,082	164,148	136,379	133,567	217,926	667,836	6,197,874
Notes Conversion Price per ADS (US$)(1)	3.7111	3.2528	2.3116	1.7714	1.7804	1.6097	1.1242	0.8633	0.8443	0.9413	0.8974	0.6762	0.5701	0.5922	—
Number of ADSs Issuable upon Conversion of Notes (Series 1 and Series 2) at Conversion Price	552,394	405,799	244,424	316,692	842,488	217,435	195,702	206,190	230,955	248,068	216,190	280,982	543,745	1,604,188	6,105,252

Warrants
Amount of Warrants Issued (US$)	82,000	52,800	22,600	22,440	60,000	14,000	8,800	7,120	7,800	9,340	7,760	7,600	12,400	38,000	352,660
Warrants Exercise Price per ADS (US$)(2)	3.5418	3.3271	2.6282	1.6531	1.6139	1.5793	1.3422	1.0514	0.9149	0.8551	0.8003	0.7148	0.6525	0.5678	—
Number of ADSs Issuable upon Exercise of Warrants at Warrants Exercise Price	23,152	15,870	8,599	13,575	37,177	8,865	6,556	6,772	8,526	10,922	9,697	10,633	19,003	66,923	246,270

(1)

if certain ADS offerings are conducted, the note conversion price should be 80% of the issue price of such ADS offerings; subject to adjustments upon the occurrence of certain specified dilutive events

(2)	subject to certain adjustments upon the occurrence of certain dilutive events

ITEM 4.	PURPOSE OF TRANSACTION

No modification.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned(1)		Percentage of Securities		Sole Power to Vote/Direct Vote(1)	Shared Power to Vote/Direct Vote(1)		Sole Power to Dispose/Direct Disposition(1)	Shared Power to Dispose/Direct Disposition(1)
Crescent Capital Investments Ltd.	624,360,584	(2)	35.0	%(3)	0	624,360,584	(2)	0	624,360,584	(2)
CRESCENT GP LTD.	624,360,584	(2)	35.0	%(3)	0	624,360,584	(2)	0	624,360,584	(2)
David McKee Hand	624,360,584	(2)	35.0	%(3)	0	624,360,584	(2)	0	624,360,584	(2)
Crescent Green Investments Ltd.	314,539,304	(4)	21.3	%(5)	0	314,539,304	(4)	0	314,539,304	(4)
CP QK Singapore Pte Ltd.	314,539,304	(4)	21.3	%(5)	0	314,539,304	(4)	0	314,539,304	(4)
Key Space (S) Pte Ltd	309,821,280	(6)	17.4	%(3)	0	309,821,280	(6)	0	309,821,280	(6)

(1)	Beneficial ownership information is presented as of February 9, 2022.
(2)

Represents 624,360,584 Class A Ordinary Shares, which include (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand.

(3)

This percentage is calculated using 1,784,480,491 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records, (ii) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd.

(4)	Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd.
(5)

This percentage is calculated using 1,474,659,211 Class A Ordinary Shares as the denominator, which is equal to 1,474,659,211 Class A Ordinary Shares outstanding as of December 31, 2021 as derived from the Issuer’s corporate records.

(6)

Represents 309,821,280 Class A Ordinary Shares, which include (i) 298,013,340 Class A Ordinary Shares represented by 9,933,778 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (ii) 11,807,940 Class A Ordinary Shares represented by 393,598 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd.

(c) Other than as described in Items 3 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No modification.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 9, 2022, among Crescent Capital Investments Ltd., CRESCENT GP LTD., David McKee Hand, Crescent Green Investments Ltd., CP QK Singapore Pte Ltd. and Key Space (S) Pte Ltd

99.2*	Convertible notes and warrant purchase agreement, dated July 22, 2020, between the Issuer and Key Space (S) Pte Ltd

99.3*	Amendment No. 1 to the convertible notes and warrant purchase agreement, dated July 29, 2020, between the Registrant and Key Space (S) Pte Ltd

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2022

Crescent Capital Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand Title: Director

CRESCENT GP LTD.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

David McKee Hand

By:	/s/ David McKee Hand

Crescent Green Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand Title: Director

CP QK Singapore Pte Ltd.

By:	/s/ Yin Shao Siang
Name: Yin Shao Siang Title: Director

Key Space (S) Pte Ltd

By:	/s/ Lawrence Yong Chye Lim
Name: Lawrence Yong Chye Lim
Title: Director

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
Crescent Capital Investments Ltd.	David McKee Hand	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Co-Founder & Managing Partner at Crescent Point	United States of America
CRESCENT GP LTD.
Crescent Green Investments Ltd.

CP QK Singapore Pte Ltd.	Yin Shao Siang	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Vice President of Crescent Point	Malaysia

Key Space (S) Pte Ltd	Lawrence Yong Chye Lim	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Chief Financial Officer of Crescent Point	Singapore